EXHIBIT 99.3

PREMIER FOODS PLC
GROUP PROFIT & LOSS ACCOUNT

                                                            THREE MONTHS TO                              SIX MONTHS TO
                                                     28TH JUNE            29TH JUNE             28TH JUNE            29TH JUNE
                                                       2003                  2002                  2003                 2002
                                                    (UNAUDITED)          (UNAUDITED)            (UNAUDITED)          (UNAUDITED)
                                                     (POUND)M             (POUND)M               (POUND)M            (POUND)M
Net sales:
   Continuing Operations                                     215.0                220.4                 432.5                435.2
   Discontinued Operations                                     0.0                  0.0                   0.0                  0.2
                                                 ------------------    -----------------     -----------------    -----------------
                                                             215.0                220.4                 432.5                435.4
                                                 ------------------    -----------------     -----------------    -----------------

Cost of sales
   Continuing Operations                                     163.2                165.2                 328.2                330.7
   Discontinued Operations                                     0.0                  0.0                   0.0                  0.2
                                                 ------------------    -----------------     -----------------    -----------------
                                                             163.2                165.2                 328.2                330.9
                                                 ------------------    -----------------     -----------------    -----------------

GROSS PROFIT
   Continuing Operations                                      51.8                 55.2                 104.3                104.5
   Discontinued Operations                                     0.0                  0.0                   0.0                  0.0
                                                 ------------------    -----------------     -----------------    -----------------
                                                              51.8                 55.2                 104.3                104.5
                                                 ------------------    -----------------     -----------------    -----------------
Selling & Distribution
   Continuing Operations                                      25.4                 28.8                  55.1                 56.8
   Discontinued Operations                                     0.0                  0.0                   0.0                  0.0
                                                 ------------------    -----------------     -----------------    -----------------
                                                              25.4                 28.8                  55.1                 56.8
                                                 ------------------    -----------------     -----------------    -----------------
Administration
   Continuing Operations                                       8.6                  8.8                  16.6                 16.9
   Discontinued Operations                                     0.0                  0.1                   0.0                  0.2
                                                 ------------------    -----------------     -----------------    -----------------
                                                               8.6                  8.9                  16.6                 17.1
                                                 ------------------    -----------------     -----------------    -----------------

OPERATING PROFIT BEFORE EXCEPTIONAL ITEMS
   Continuing Operations                                      17.8                 17.6                  32.6                 30.8
   Discontinued Operations                                     0.0                 (0.1)                  0.0                 (0.2)
                                                 ------------------    -----------------     -----------------    -----------------
                                                              17.8                 17.5                  32.6                 30.6
                                                 ------------------    -----------------     -----------------    -----------------

Operating exceptional items                                   (6.5)                (2.2)                 (6.5)                (3.2)

Non operating exceptional items                                2.1                  0.0                   3.7                  0.0

                                                 ------------------    -----------------     -----------------    -----------------
PROFIT BEFORE INTEREST AND TAXATION                           13.4                 15.3                  29.8                 27.4

Net interest payable                                         (10.3)               (10.2)                (21.4)               (19.5)
Revaluation of bond                                            0.0                  9.2                  (5.0)                 6.2
Amortisation of debt issue costs                              (1.4)                (1.6)                 (2.9)                (2.7)
                                                 ------------------    -----------------     -----------------    -----------------
Total interest (payable)/receivable                          (11.7)                (2.6)                (29.3)               (16.0)
                                                 ------------------    -----------------     -----------------    -----------------

PROFIT BEFORE TAXATION                                         1.7                 12.7                   0.5                 11.4

Total taxation expense                                        (1.6)                (6.0)                 (1.0)                (6.2)
                                                 ------------------    -----------------     -----------------    -----------------

PROFIT / (LOSS)  AFTER TAXATION                                0.1                  6.7                  (0.5)                 5.2
                                                 ==================    =================     =================    =================

PREMIER FOODS PLC
GROUP PROFIT & LOSS ACCOUNT

                                                        THREE MONTHS TO                              SIX MONTHS TO
                                                28TH JUNE            29TH JUNE              28TH JUNE             29TH JUNE
                                                   2003                 2002                   2003                  2002
                                               (UNAUDITED)           (UNAUDITED)            (UNAUDITED)           (UNAUDITED)
                                                (POUND)M              (POUND)M               (POUND)M              (POUND)M

ANALYSIS OF NET SALES

  Canned foods, pickles & sauces                         91.6                 91.1                  185.8                 176.5
  Beverages                                              34.8                 41.2                   74.8                  88.0
  Spreads                                                52.1                 43.8                   99.2                  84.5
                                             -----------------    -----------------      -----------------     -----------------
Grocery Products                                        178.5                176.1                  359.8                 349.0
  Potatoes                                               36.5                 44.3                   72.7                  86.2
                                             -----------------    -----------------      -----------------     -----------------
Continuing operations                                   215.0                220.4                  432.5                 435.2

Discontinued operations                                     -                    -                      -                   0.2
                                             -----------------    -----------------      -----------------     -----------------

Total                                                   215.0                220.4                  432.5                 435.4
                                             =================    =================      =================     =================


PREMIER FOODS PLC
GROUP BALANCE SHEET

                                                                  28TH JUNE          31ST DECEMBER
                                                                     2003                 2002
                                                                 (UNAUDITED)
                                                                  (POUND)M              (POUND)M

Fixed Assets
      Intangible assets                                                   111.1                113.9
      Tangible assets                                                     130.6                135.1
      Investments                                                           0.2                  0.2
                                                               -----------------    -----------------
                                                                          241.9                249.2
Current Assets
      Stocks                                                              109.4                111.3
      Debtors
           Within one year                                                120.0                133.5
           Greater than one year                                            7.3                  9.0
      Cash at bank                                                         69.7                 43.5
                                                               -----------------    -----------------
                                                                          306.4                297.3
Current Liabilities
      Bank loan and overdrafts                                             21.6                 24.5
      Trade creditors                                                     141.5                138.4
      Provision for corporate tax                                          12.9                 12.4
      Other current liabilities                                            37.3                 42.3
                                                               -----------------    -----------------
                                                                          213.3                217.6


                                                               -----------------    -----------------
NET CURRENT ASSETS                                                         93.1                 79.7

                                                               -----------------    -----------------
TOTAL ASSETS LESS CURRENT LIABILITIES                                     335.0                328.9


Other non current liabilities
      Borrowings                                                          466.7                464.7
      Other creditors                                                       0.2                  0.2
      Provisons for liabilities and charges                                16.3                 13.8
                                                               -----------------    -----------------
                                                                          483.2                478.7

                                                               -----------------    -----------------

NET LIABILITIES                                                          (148.2)              (149.8)
                                                               =================    =================



ANALYSIS OF NET DEBT
      Cash                                                                 69.7                 43.5
      Bank loan and overdrafts                                             (0.8)                (3.2)
                                                               -----------------    -----------------
Net cash                                                                   68.9                 40.3

      Senior Credit Facility due within one year                          (26.4)               (27.0)
      Senior Credit Facility due after one year                          (259.4)              (265.3)
      Senior Notes                                                       (204.2)              (199.2)
      Other debt due after one year                                        (9.4)                (9.4)
      Finance leases                                                       (0.1)                (0.1)
                                                               -----------------    -----------------
Gross Debt                                                               (499.5)              (501.0)

                                                               -----------------    -----------------
Gross debt net of cash                                                   (430.6)              (460.7)
      Capitalised debt issuance costs                                      12.0                 14.9
                                                               -----------------    -----------------

NET DEBT                                                                 (418.6)              (445.8)
                                                               =================    =================


PREMIER FOODS PLC
SUMMARISED GROUP CASH FLOW

                                                                        THREE MONTHS TO                       SIX MONTHS TO
                                                             28TH JUNE         29TH JUNE           28TH JUNE          29TH JUNE
                                                                2003              2002               2003               2002
                                                            (UNAUDITED)       (UNAUDITED)          (UNAUDITED)        (UNAUDITED)
                                                             (POUND)M          (POUND)M             (POUND)M           (POUND)M

OPERATING PROFIT BEFORE EXCEPTIONAL ITEMS                             17.8              17.5               32.6               30.6

Depreciation and amortisation charge                                   6.9               5.2               13.6               10.3
                                                          ----------------- -----------------   ----------------    ---------------

EBITDA BEFORE EXCEPTIONAL ITEMS                                       24.7              22.7               46.2               40.9

Exceptional items                                                     (2.4)             (2.9)              (3.4)              (3.9)
                                                          ----------------- -----------------   ----------------    ---------------

EBITDA AFTER EXCEPTIONAL ITEMS                                        22.3              19.8               42.8               37.0

Working capital                                                       21.4              15.6               13.0                3.3
                                                          ----------------- -----------------   ----------------    ---------------

NET CASH INFLOW FROM OPERATING ACTIVITIES                             43.7              35.4               55.8               40.3

Return on investments and servicing of finance                        (0.5)             (6.0)             (17.2)             (19.3)

Taxation                                                              (0.3)              0.1               (0.5)              (0.3)

Capital expenditure and financial investment                          (1.0)             (9.0)              (3.7)             (11.7)

Acquisitions and disposals                                             0.0            (132.9)               0.0             (133.0)

Debt issuance costs                                                    0.0              (8.8)               0.0               (8.8)
                                                          ----------------- -----------------   ----------------    ---------------

(INCREASE) / DECREASE IN GROSS DEBT IN THE PERIOD                     41.9            (121.2)              34.4             (132.8)

OPENING GROSS DEBT NET OF CASH AT BEGINNING OF PERIOD               (472.8)           (385.9)            (460.7)            (371.3)

Revaluation of $200m Senior Notes                                      0.0               9.2               (5.0)               6.2

Exchange movement on other debt                                        0.3               0.0                0.7                0.0
                                                          ----------------- -----------------   ----------------    ---------------

CLOSING GROSS DEBT NET OF CASH AT END OF PERIOD                     (430.6)           (497.9)            (430.6)            (497.9)
                                                          ================= =================   ================    ===============
